UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

____________________

CBL & ASSOCIATES PROPERTIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

124830878
(CUSIP Number)

Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2022
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124830878	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON OCM Xb CBL-E Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of 3,983,967 shares of common stock, par value $0.001 per share of the Company (“Common Stock”).
(2)	All calculations of percentage ownership herein are based on a total of 31,807,477 shares of Common Stock, outstanding as of March 25, 2022, as reported on the Form 10-K filed with the SEC by CBL & Associates Properties, Inc. on March 31, 2022 (the Form 10-K”).

CUSIP No. 124830878	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of OCM Xb CBL-E Holdings, LLC.

CUSIP No. 124830878	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 124830878	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 124830878	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 124830878	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 124830878	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 124830878	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC .

CUSIP No. 124830878	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 124830878	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management Inc.

CUSIP No. 124830878	SCHEDULE 13D	Page 12 of 19

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the shares of Common Stock of CBL & Associates Properties, Inc., a Delaware corporation. According to the Company, the address of its principal executive office is 2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421-6000.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)	OCM Xb CBL-E Holdings, LLC, a Delaware limited liability company (“Xb CBL-E”), whose principal business is to act as a holding company with respect to the Company securities it holds as disclosed herein, in its capacity as the direct owner of 3,983,967 shares of Common Stock;

2)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of Xb CBL-E, in its capacity as such;

3)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds; in its capacity as the managing member of Fund GP;

4)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;

5)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;

6)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;

7)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;

8)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG, in its capacity as such;

9)	Brookfield Asset Management Inc., an Ontario corporation (“BAM”), in its capacity as the indirect owner of the class A units of; and

10)	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM, in its capacity as such.

CUSIP No. 124830878	SCHEDULE 13D	Page 13 of 19

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d) – (e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As described in Item 4, each of the Reporting Persons and the Other Shareholders (as defined in Item 4) expressly disclaims that they constitute a “group” for the purposes of Sections 13(d) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder. The Other Shareholders have agreed to file a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by the Other Shareholders.

CUSIP No. 124830878	SCHEDULE 13D	Page 14 of 19

Item 3.	Source and Amount of Funds or Other Consideration.

On November 1, 2021, the Third Amended Joint Chapter 11 Plan (the “Plan”) of CBL & Associates Properties, Inc., a Delaware corporation (the “Company”) and its Affiliated Debtors (with Technical Modifcations), became effective. Upon effectiveness of the Plan, (a) each Consenting Crossholder received its pro rata share of the Consenting Crossholder Recovery Pool (each as defined in the Plan), including a percentage of shares of the reorganized Company’s common stock, $0.001 par value per share (the “Common Stock”), and (b) each holder Senior Unsecured Notes received its pro rata share of the Unsecured Claims Recovery Pool (each as defined in the Plan), including a percentage of the Common Stock. As a result of the foregoing transactions and distributions pursuant to the Plan, OCM Xb CBL-E Holdings, LLC acquired 1,821,984 shares of Common Stock. Oaktree Value Opportunities Fund Holdings LP acquired 342,315 shares of Common Stock.

On December 1, 2021, the Company announced that its wholly owned subsidiary, CBL & Associates Holdco II, LLC (the “Issuer”), exercised the Issuer’s optional exchange right (the “Issuer-Elected Exchange”) with respect to all of the $150 million aggregate principal amount of the Issuer’s 7.0% Exchangeable Senior Secured Notes due 2028 (the “Exchangeable Notes”). The exchange date for the Issuer-Elected Exchange was January 28, 2022, and settlement of the Issuer-Elected Exchange occurred on February 1, 2022. Per the terms of the indenture governing the Exchangeable Notes, the Issuer elected to settle the Issuer-Elected Exchange in shares of Common Stock, plus cash in lieu of fractional shares. As a result of the Issuer-Elected Exchange, on February 1, 2022, OCM Xb CBL-E Holdings, LLC acquired 2,161,983 shares of Common Stock. Oaktree Value Opportunities Fund Holdings LP acquired 243,420 shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes and as part of the Plan.

On the same day, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain of the Consenting Noteholders (as defined therein), setting forth the terms by which the Company agreed to provide certain registration rights with respect to its securities pursuant to the Plan. The Registration Rights Agreement is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

The arrangements contemplated by the Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of this Schedule 13D. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, developments affecting the Company and other factors deemed relevant, may increase or decrease the size of its investment in the Company, or take one or more other actions that relate to or would result in any matter referred to in Item 4 of this Schedule 13D, alone or with others. Each of the Reporting Persons reserves the right to take such actions as it deems appropriate, in its discretion.

CUSIP No. 124830878	SCHEDULE 13D	Page 15 of 19

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated herein by reference. All ownership percentage calculations are based on an aggregate of 31,807,477 shares of Common Stock, outstanding as of March 25, 2022, as reported on the Form 10-K.

Xb CBL-E directly holds 3,983,967 shares of Common Stock and has the sole power to vote and dispose of such shares of Common Stock.

Fund GP, in its capacity as the general partner of Xb CBL-E, has the ability to direct the management of Xb CBL-E’s business, including the power to vote and dispose of securities held by Xb CBL-E; therefore Fund GP may be deemed to beneficially own the shares of Common Stock held by Xb CBL-E.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Xb CBL-E. Therefore, GP I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Xb CBL-E.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Xb CBL-E; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Xb CBL-E.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Xb CBL-E; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Xb CBL-E.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Xb CBL-E; therefore, Holdings may be deemed to have indirect beneficial ownership of the Shares held by Xb CBL-E.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Xb CBL-E; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Xb CBL-E.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Xb CBL-E; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Xb CBL-E.

BAM, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Xb CBL-E; therefore BAM may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Xb CBL-E.

CUSIP No. 124830878	SCHEDULE 13D	Page 16 of 19

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by Xb CBL-E; therefore BAM Partnership may be deemed to have indirect beneficial ownership of the Common Stock held by Xb CBL-E.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Xb CBL-E, that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Xb CBL-E.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than Xb CBL-E; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common beneficially owned by such Reporting Person. Each of the Covered Persons expressly disclaims beneficial ownership of the shares of the Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than Xb CBL-E for their directly held shares of Common Stock.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons had no transactions in the shares of Common Stock by the Reporting Persons during the past 60 days.

(d) and (e)

Not applicable.

CUSIP No. 124830878	SCHEDULE 13D	Page 17 of 19

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons entered in an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated by reference herein.

The information set forth in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Registration Rights Agreement, dated as of November 1, 2021, 2021, among CBL & Associates Properties, Inc. and the holders of registrable securities party thereto, as filed pursuant to the Form 8-K filed by the Company on November 2, 2021, and is incorporated herein by reference.

CUSIP No. 124830878	SCHEDULE 13D	Page 18 of 19

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:April 21, 2022

OCM XB CBL-E HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

CUSIP No. 124830878	SCHEDULE 13D	Page 19 of 19

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

ANNEX A

OCM Xb CBL-E Holdings, LLC

The general partner of OCM Xb CBL-E Holdings, LLC is Oaktree Fund GP, LLC.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
D. Richard Masson	Owner and general manager of Golden Age Farm, LLC
Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.
Bruce Flatt	Director of Oaktree Capital Group, LLC and Chief Executive Officer of Brookfield Asset Management Inc.
Justin B. Beber	Director of Oaktree Capital Group, LLC and Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield Asset Management, Inc.
Depelsha T. McGruder	Chief Operating Officer and Treasurer of Ford Foundation
Marna C. Whittington	Retired
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.
Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Brookfield Asset Management Inc.

The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Asset Management Inc. are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada
Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada
Jeffrey M. Blinder, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5J 2T3, Canada	Chair of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	Suite 1210, 225 – 6th Ave. S.W., Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada
Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London E14 5AA, U.K.	Chief Executive Officer of Brookfield	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Financial Officer	United Kingdom
Maureen Kempston Darkes, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada
Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada
Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management, L.P.	U.S.A.
Frank J. McKenna, Director	TDCT Tower, 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100, 28035 Madrid, Spain	Corporate Director	Spain
Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada
Hutham S. Olayan, Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada
Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London WC1V 6DA, U.K.	Chairman of Frontier Economics Limited	United Kingdom
Ngee Huat Seek, Director	501 Orchard Road, #08-01, Wheelock Place, Singapore 238880	Chair of GLP IM Holdings Limited	Singapore
Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, NY 10075	Corporate Director	U.S.A. and Canada
Connor Teskey, Managing Partner, Chief Executive Officer Renewable Power & Transition	One Canada Square, Level 25, Canary Wharf, London E14 5AA, U.K.	Managing Partner, Chief Executive Officer Renewable Power & Transition of Brookfield	Canada

BAM Partnership

The name, principal occupation, address and citizenship of each of the directors and executive officers of the trustee of BAM Partnership are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Bruce Flatt, Director and Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer of Brookfield	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Kathy Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  April 21, 2022

OCM XB CBL-E HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary